
10013215


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2010
WASH. D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2009.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2009 and 2008 of The Northern Trust Company Thrift Incentive Plan and related statements of changes in net assets available for benefits for the two years then ended.

2. Supplemental schedule of assets (held at end of year) as of December 31, 2009.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 24, 2010

By: 

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 22, 2010

Index to Exhibits

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

As an independent registered public accounting firm, we hereby consent to the incorporation of our report dated June 22, 2010 and the annual financial statements of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2009 and 2008, prepared in connection therewith in Form S-8, No.333-58784, previously filed by The Northern Trust Corporation.

Washington, Pittman & McKeever, LLC
WASHINGTON PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 22, 2010

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Vannucci, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 24, 2010

By: 

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

WASHINGTON, PITTMAN & McKEEVER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 22, 2010

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets		
Investments, at fair value:		
Mutual and collective trust funds	$ 952,132,487	$ 757,883,765
Invested cash	3,195,802	4,672,771
Northern Trust Corporation common stock	434,174,820	467,808,840
Participant loans	22,006,102	19,672,680
Total Investments	1,411,509,211	1,250,038,056
Receivables:		
Accrued interest and dividends receivable	2,333,947	2,570,288
Employer contribution receivable	1,528,730	2,322,044
Participant contribution receivable	1,865,645	1,736,386
Total Receivables	5,728,322	6,628,718
Total Assets	1,417,237,533	1,256,666,774
Liabilities		
Expenses payable	-	77,491
Net assets available for benefits at fair value	1,417,237,533	1,256,589,283
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,083,520)	5,988,540
Net assets available for benefits	$ 1,409,154,013	$ 1,262,577,823

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 147,492,300	$ (503,805,868)
Interest	5,463,041	4,994,068
Dividends	14,497,579	17,156,179
Total investment income (loss)	167,452,920	(481,655,621)
Contributions:		
Employer	26,337,774	25,801,577
Participants	56,124,832	56,413,566
Total contributions	82,462,606	82,215,143
Total additions	249,915,526	(399,440,478)
Deductions:		
Benefits paid to participants	102,232,294	112,347,966
Administrative expenses	1,107,042	713,101
Total deductions	103,339,336	113,061,067
Net additions (deductions)	146,576,190	(512,501,545)
Net Assets Available for Benefits:		
Beginning of year	1,262,577,823	1,775,079,368
End of year	$ 1,409,154,013	$ 1,262,577,823

See accompanying notes to financial statements.

1. **Plan Description (Continued)**

Northern Trust Multi-Manager Mid-Cap Fund – This fund seeks to provide long-term capital appreciation through a diversified portfolio of primarily medium market capitalization equity securities. The fund utilizes a "multi-manager" approach whereby the fund's assets are allocated to one or more Sub-Advisers, at percentages determined at the discretion of the Investment Advisers.

Morgan Stanley Institutional Small Company Growth Fund – This fund seeks to provide long-term capital appreciations by investing primarily in the equity securities of companies with market capitalizations that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Institutional Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

RS Partners – This fund seeks to provide long-term growth and to increase shareholder capital over the long term by investing principally in equity securities of companies with market capitalization of up to $3 billion that are thought to be undervalued.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan (ESOP) Fund which holds investments in common stock of Northern Trust Corporation.

Former ESOP Fund – The Former ESOP Fund holds the remaining assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

1. **Plan Description (Continued)**

Northern Dividend Pass-Through Account – This account is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this account and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

The number of participants in each fund at December 31, 2009 was as follows: Northern Trust Stock Fund (8,447), Northern Institutional International Growth Portfolio (5,642), Former ESOP Fund (5,622), Dodge & Cox Stock Fund (5,606), NTGI-QM Daily Collective S&P 500 Equity Index Fund (5,333), Northern Institutional Bond Portfolio-A (4,900), Northern Institutional Collective Stable Asset Fund (4,689), Northern Institutional Focused Growth Portfolio-A (2,827), Brandywine Fund (2,753), Morgan Stanley Institutional Small Company Growth Fund (2,725), RS Partners (2,414), Northern Trust Multi-Manager Mid-Cap Fund (2,340), Participant Loan Fund (2,232), Vanguard Target Retirement Fund 2025 (689), Vanguard Target Retirement Fund 2045 (666), Vanguard Target Retirement Fund 2040 (644), Vanguard Target Retirement Fund 2030 (632), Vanguard Target Retirement Fund 2035 (621), Vanguard Target Retirement Fund 2020 (559), Vanguard Target Retirement Fund 2015 (486), Vanguard Target Retirement Fund 2050 (327), Vanguard Target Retirement Fund 2010 (290), Vanguard Retirement Income Fund (267), and Vanguard Target Retirement Fund 2005 (138).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

1. **Plan Description (Continued)**

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars. In 2009, a participant's annual before-tax contributions may not exceed $16,500 except in the case of additional catch-up contributions for participants who have attained age 50 before the end of a Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are vested.

Participants may split their contributions among any of the eleven investment funds and the eleven additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related IRS regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) **Employer Contributions** – The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. In 2008 and 2009, the Company contributed $1.00 for each $1.00 the participant contributed on the first 3% of pay plus $0.50 for every $1.00 the participant contributed on the next 3% of pay. Matching contributions were made to participants' accounts each payday. To obtain the full match, a participant must have contributed at least 6% of eligible pay during the year.

1. **Plan Description (Continued)**

Effective January 1, 2010, the Plan was amended to provide that the Company matching contributions include both a core component and a component contingent on Northern Trust Corporation reaching an annual earnings goal. Regardless of corporate performance, there will be a minimum Company Matching Contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to 3% of pay and will continue to be made to contributing participant TIP accounts every payday. The contingent Company Matching Contribution will be an additional $0.50 on every $1.00 that a participant contributes to TIP on the first 3% of pay, equal to an additional contribution of 1.5% of pay. This contingent contribution will be made only if Northern Trust Corporation reaches an annual earnings goal and will be contributed annually after approval by the Compensation and Benefits Committee of the Board of Directors. A contingent Company Matching Contribution will not be made if Northern Trust Corporation does not reach its annual earnings goal. In addition, to receive a contingent Company Matching Contribution, participants must be employed on December 31 (or on disability, approved leave of absence or have terminated employment before December 31 due to retirement under the Pension Plan or death).

In 2008 and 2009, in addition to the employer matching contribution, the Plan provided for a basic profit-sharing contribution by the Company of 1% of eligible pay to the TIP accounts of participants who had completed six months of service, if they were employees on December 31 of the respective Plan year (or on disability, an approved leave of absence, or had retired or died during the Plan year). The 1% basic profit-sharing contribution was initially invested in the Northern Trust Stock Fund. The profit-sharing contribution was contingent upon Northern Trust Corporation attaining an earnings goal established by the Company's Board of Directors at the beginning of the year. The Compensation and Benefits Committee also had the discretion to authorize an additional profit sharing contribution for eligible participants who were not eligible to receive a bonus under the Northern Partners Incentive Plan. The Plan has been amended to eliminate the basic and discretionary profit-sharing contributions for Plan years beginning subsequent to December 31, 2009 and December 31, 2008, respectively.

1. **Plan Description (Continued)**

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $483,081 and $614,033 for the years ended December 31, 2009 and 2008, respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related Internal Revenue Service regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Statement of Confidential Information and Securities Trading.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by Nasdaq. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

(d) **Fully Benefit Responsive Investment Contracts** – As described in *Defined Contribution Pension Plans* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification), investment contracts held in the Northern Institutional Collective Stable Asset Fund by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts in the Northern Institutional Collective Stable Asset Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

2. **Summary of Significant Accounting Policies (Continued)**

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year (or date the investments were sold, if earlier).

(f) **Contributions** – Contributions from the Company are accrued based upon amounts required to be funded under the provisions of the Plan.

(g) **Administrative Expenses** – During 2009 and 2008, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2009 and 2008 administrative expenses were paid by the Company.

(h) **Payment of Benefits** – Benefits are recorded when paid.

(i) **Accounting Standards Codification** – In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of generally accepted accounting principles (GAAP) and establishes the FASB ASC as the sole source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. This guidance was effective for the Plan as of December 31, 2009. The adoption of this guidance did not impact the Plan's financial statements since the FASB Codification is not intended to change or alter existing GAAP.

3. **Investments**

The Plan follows the guidance issued under the *Fair Value Measurements and Disclosures* topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

3. **Investments (continued)**

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments include mutual and collective trust funds. The share prices of these funds, referred to as a fund's NAV, are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur at the fund's NAV by contract. The Plan also holds investments in Northern Trust Corporation common stock, which is valued at the closing price reported by Nasdaq.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan had no level 2 investments at December 31, 2009 or 2008.

Level 3 inputs are unobservable inputs for an asset or liability. The Plan's participant notes receivable are Level 3 investments and are valued at their outstanding balances, which approximate fair value.

The following table presents Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2009 and 2008:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2009
Mutual and Collective Trust Funds	$ 952,132,487	$ –	$ –	$ 952,132,487
Invested Cash	3,195,802	–	–	3,195,802
Northern Trust Corporation Common Stock	434,174,820	–	–	434,174,820
Participant Loans	–	–	22,006,102	22,006,102
Total Investments at Fair Value	$ 1,389,503,109	$ –	$ 22,006,102	$ 1,411,509,211

3. Investments (Continued)

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2008
Mutual and Collective Trust Funds	$ 757,883,765	$ –	$ –	$ 757,883,765
Invested Cash	4,672,771	–	–	4,672,771
Northern Trust Corporation Common Stock	467,808,840	–	–	467,808,840
Participant Loans	–	–	19,672,680	19,672,680
Total Investments at Fair Value	$ 1,230,365,376	$ –	$ 19,672,680	$ 1,250,038,056

The following table presents the changes in Level 3 assets for the year ended December 31, 2009 and 2008:

Description	Participant Loans 2009	2008
Fair Value at January 1,	$ 19,672,680	$ 18,682,473
Total Realized Gains and Unrealized Gains (Losses):		
Included in Earnings	–	–
Included in Other Comprehensive Income	–	–
Purchases, Sales, Issuances and Settlements, Net	2,333,422	990,207
Fair Value at December 31,	$ 22,006,102	$ 19,672,680

3. Investments (Continued)

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and declined in value by $147,492,300 and $(503,805,868), respectively, as follows:

	2009	2008
Northern Institutional Bond Portfolio A	$ 3,191,345	$ 420,223
Northern Institutional Focused Growth Portfolio A	8,567,549	(22,166,524)
Northern Trust Multi-Manager Mid Cap Fund	6,012,971	(8,885,515)
Northern Institutional International Growth Portfolio	19,545,762	(50,490,917)
Northern Institutional Collective Stable Asset Fund	11,048,004	8,898,158
NTGI-QM Daily Collective S&P 500 Equity Index Fund	39,141,888	(77,377,590)
Brandywine Fund	1,955,476	(22,938,222)
Dodge & Cox Stock Fund	27,291,451	(71,908,092)
Morgan Stanley Institutional Small Company Growth Fund	7,578,810	(10,912,852)
RS Partners	6,309,001	(8,131,482)
Vanguard Retirement Income Fund	169,412	(222,487)
Vanguard Target Retirement Fund 2005	147,488	(274,243)
Vanguard Target Retirement Fund 2010	1,083,012	(2,431,735)
Vanguard Target Retirement Fund 2015	2,276,062	(3,764,183)
Vanguard Target Retirement Fund 2020	1,744,520	(3,211,911)
Vanguard Target Retirement Fund 2025	1,949,804	(2,979,525)
Vanguard Target Retirement Fund 2030	1,261,652	(2,147,168)
Vanguard Target Retirement Fund 2035	1,048,997	(1,451,826)
Vanguard Target Retirement Fund 2040	751,894	(1,084,601)
Vanguard Target Retirement Fund 2045	472,953	(709,320)
Vanguard Target Retirement Fund 2050	348,106	(556,500)
Northern Trust Corporation Common Stock	5,596,143	(221,479,556)
	$ 147,492,300	$ (503,805,868)

3. Investments (Continued)

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008:

	2009	2008
Northern Trust Corporation Common Stock	$ 434,174,820	$ 467,808,840
Northern Institutional International Growth Portfolio	95,648,758	65,072,398
NTGI-QM Daily Collective S&P 500 Equity Index Fund	180,065,455	133,753,950
Northern Institutional Collective Stable Asset Fund	245,549,189	237,868,439
Dodge & Cox Stock Fund	121,685,910	87,421,623
Northern Institutional Bond Portfolio A	106,683,073	87,561,065

4. Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock.

5. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net Assets Available for Benefits per the Financial Statements	$ 1,409,154,013	$ 1,262,577,823
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	8,083,520	(5,988,540)
Net Assets Available for Benefits per Schedule H of Form 5500	$ 1,417,237,533	$ 1,256,589,283

6. Tax Status

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Employer Identification Number: 36-1561860; Plan Number: 002

Description of Investment	Shares	Cost	Fair Value
Northern Collective Short Term Investment Fund*	3,195,802	$ 3,195,802	$ 3,195,802
Northern Institutional Bond Portfolio A*	5,237,264	103,737,630	106,683,073
Northern Institutional Focused Growth Portfolio A*	3,242,756	42,449,599	38,750,933
Northern Trust Multi-Manager Mid Cap Fund*	2,397,957	23,252,407	22,492,833
Northern Institutional International Growth Portfolio*	10,592,332	107,477,992	95,648,758
Northern Institutional Collective Stable Asset Fund*	5,158,596	210,065,205	245,549,189
NTGI-QM Daily Collective S&P 500 Equity Index Fund*	55,897	158,032,073	180,065,455
Brandywine Fund	1,126,958	33,215,691	24,714,185
Dodge & Cox Stock Fund	1,265,716	145,911,218	121,685,910
Morgan Stanley Institutional Small Company Growth Fund	2,165,842	24,924,241	24,127,475
RS Partners	837,305	23,665,247	21,652,712
Vanguard Retirement Income Fund	231,765	2,366,694	2,454,393
Vanguard Target Retirement Fund 2005	163,444	1,747,054	1,794,616
Vanguard Target Retirement Fund 2010	401,060	8,476,462	8,229,752
Vanguard Target Retirement Fund 2015	1,276,599	14,838,910	14,438,337
Vanguard Target Retirement Fund 2020	582,160	11,870,891	11,619,913
Vanguard Target Retirement Fund 2025	980,361	11,525,137	11,097,691
Vanguard Target Retirement Fund 2030	353,037	7,108,380	6,817,142
Vanguard Target Retirement Fund 2035	469,812	5,376,257	5,459,211
Vanguard Target Retirement Fund 2040	217,055	4,178,155	4,134,912
Vanguard Target Retirement Fund 2045	230,138	2,531,565	2,766,254
Vanguard Target Retirement Fund 2050	102,027	1,739,799	1,949,743
Northern Trust Corporation Common Stock*	8,285,779	184,939,572	434,174,820
Participant Loans* (Interest rates ranging from 4.75% to 5.50%)	–	–	22,006,102
		$ 1,132,625,981	$ 1,411,509,211

* Indicates party-in-interest to the Plan.